CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES APPOINTMENT OF INDEPENDENT DIRECTOR

SHANGHAI, June 23, 2010 -- Chemspec International Limited (NYSE: CPC; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced the appointment of Dr. Kevin Wu as an independent director. Dr. Wu has also been appointed as a member of the audit committee.

Dr. Wu currently serves as the commercial director of the Emulsion Division of Celanese Company in the Asia Pacific region. Dr. Wu helped establish the Emulsion Division of Celanese in the region. Prior to joining Celanese in 2007, Dr. Wu spent 14 years at Rohm and Haas, where he served in various capacities at multiple locations around Asia and North America, including the general manager of the Adhesives and Sealants Division in the Asia Pacific region; the general manager of the Microelectronics Division in Greater China (Mainland China, Taiwan and Hong Kong); and the general manager of Rohm and Haas Electronic Materials Company in Shanghai, China.

Dr. Wu served on the board of directors at Rohm and Haas China Holding Company Ltd. from 2002 to 2007 and at Toyo Morton Company in Japan, which was a joint venture between Rohm and Haas and Toyo Ink, from 2002 to 2005. He was also a member of the Graduate Advisors Committee for Materials Science at Rutgers University in 1999 and served as the chairman of the Ceramic Process Branch of the U.S. Ceramic Society in 1995.

Dr. Wu obtained a Ph.D. in Chemistry from Columbia University in New York in 1991, an M.B.A. in Marketing from Temple University in Philadelphia in 1999 and a B.S. from Peking University in Beijing, China in 1982. Dr. Wu also holds several U.S. and international patents.

“On behalf of our Board of Directors, I would like to welcome Dr. Wu to our company,” commented Dr. Jianhua Yang, the chairman and chief executive officer of Chemspec. “Dr. Wu started his career in the United States and has developed an extraordinary amount of experience in our industry in the Asia Pacific region over the past 10 years. I believe his broad experience will be of great help to our company’s future growth in the coming years.”

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933,

as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd. In Shanghai Carol Fang Tel: 86-21-63638108 Email: ir@chemspec.com.cn

Christensen In New York Kathy Li Tel: +1-212-618-1978 Email: kli@christensenir.com

In Hong Kong Tip Fleming Tel: +852-9212-0684 Email: tfleming@christensenir.com